Exhibit 5.1

February 6, 2015

Foundation Healthcare, Inc.

14000 N. Portland Avenue, Suite 200

Oklahoma City, OK 73102

Re:	Units (“Units”) each consisting of (i) one (1) share of Common Stock, Par Value $.0001 (“Common Stock”) and (ii) one warrant to purchase 0.5 shares of Common Stock (“Warrants”)

Ladies and Gentlemen:

We have acted as Oklahoma counsel to Foundation Healthcare, Inc., an Oklahoma corporation (the “Company”), with respect to certain legal matters in connection with the filing of a Registration Statement on Form S-1 (together with any amendments thereto, the “Registration Statement,” File No. 333-197219) under the Securities Act of 1933, as amended (the “Securities Act”), covering the registration of the offering of (i) 3,000,000 Units consisting of 3,000,000 shares of Common Stock and Warrants exercisable for up to 1,5000,000 shares of Common Stock, (ii) up to an additional 450,000 Units consisting of 450,000 shares of Common Stock and Warrants exercisable for up to 225,000 shares of Common Stock to cover underwriter over-allotments, if any, and (iii) warrants to purchase up to 138,000 Units (the “Underwriter Warrants”) consisting of 138,000 shares of Common Stock and Warrants exercisable for up to 69,000 shares of Common Stock. 85% of the shares of Common Stock included in the Units and issuable upon exercise of the Warrants will be shares issued by the Company (the “Primary Shares”)_. The remaining 15% of the shares of Common Stock included in the Units and issuable upon exercise of the Warrants will be existing shares of Company Common Stock offered by the selling shareholders named in the Registration Statement (the “Secondary Shares”).

As the basis for the opinion hereinafter expressed, we examined, among other things, such statutes, including the Oklahoma General Corporation Act, corporate records and documents, certificates of corporate and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

Based on the foregoing, on such legal considerations as we deem relevant and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1. If and when issued in accordance with the Underwriting Agreement upon receipt by the Company of the consideration specified therein, the Units will be legally issued, and the Units will be fully paid and nonassessable.

2. If and when issued in accordance with the Underwriting Agreement upon receipt by the Company of the consideration specified therein, the Primary Shares will be legally issued, and the Primary Shares will be fully paid and nonassessable. In the case of any Primary Shares to be issued upon exercise of any Warrants, upon due exercise of and payment of the exercise price specified in such Warrants, such Primary Shares will be legally issued, fully paid and nonassessable.

3. The Secondary Shares to be issued as part of the Units and upon exercise of the Warrants are legally issued, fully paid and nonassessable.

This opinion is limited in all respects to the federal laws of the United States of America and the laws of the State of Oklahoma.

Consent is hereby given for the inclusion of this opinion as part of the Registration Statement.

Very truly yours,

/s/ McAfee & Taft A Professional Corporation

McAfee & Taft A Professional Corporation